CONTACTS:


Conrail Inc.           CSX Corporation             Norfolk Southern Corp.
Craig McQueen          Thomas F. Hoppin            Robert Fort
215-209-4597           804-782-1450                757-629-2710



FOR IMMEDIATE RELEASE:



        WASHINGTON, DC - Jan. 31, 1997 - Conrail Inc. (NYSE: CRR), CSX Corp. (NYSE: CSX) and Norfolk Southern Corporation (NYSE: NSC) today released the following statement following the initial meeting between the parties: "Conrail, CSX and Norfolk Southern have concluded their meeting and have agreed that no further details on this meeting or timing of future meetings will be announced."